SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF MERGER OF PETROQUÍMICA TRIUNFO S.A.
INTO BRASKEM S.A.

Entered into by and between

I. BRASKEM S.A., a publicly held company with its principal place of business at Rua Eteno, 1561, in the Municipality of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 42.150.391/0001 -70, with its acts of incorporation filed with the Commercial Registry of the State of Bahia – JUCEB, under NIRE 29.300.006.939, herein represented pursuant to its Bylaws (“BRASKEM”); and

II. PETROQUÍMICA TRIUNFO S.A., a joint-stock company with its principal place of business in the City of Porto Alegre, State of Rio Grande do Sul, at Avenida Carlos Gomes, 222 – 8th floor, Bairro Auxiliadora, enrolled in the CNPJ/MF under No. 90.751.025/0001 -10, with its acts of incorporation filed with the Commercial Registry of the State of Rio Grande do Sul – JUCERGS, under NIRE 43.300.000.851 (“TRIUNFO”);

BRASKEM and TRIUNFO are jointly referred to simply as “PARTIES”;

Whereas:

(i) BRASKEM is a publicly held company, with its capital, fully subscribed for and paid up, in the amount of five billion three hundred and seventy-five million eight hundred and two thousand reais and sixty-five centavos (R$5,375,802,000.65), divided into five hundred and seven million five hundred and forty thousand nine hundred and ninety-seven (507,540,997) shares, of which: (a) one hundred and ninety million four hundred and sixty-two thousand four hundred and forty-six (190,462,446) are common shares; (b) three hundred and sixteen million four hundred and eighty-four thousand seven hundred and thirty-three (316,484,733) are class “A” preferred shares; and (c) five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares;

(ii) TRIUNFO is a closely held company, with its capital, fully subscribed for and paid up, in the amount of sixty-three million two hundred and fifty-two thousand seven hundred and sixty-one reais and fifty-two centavos (R$ 63.252.761,52), divided into sixty-three million eight hundred and thirty-two thousand one hundred and eighty-six (63,832,186) shares, of which: (a) twenty- nine million six hundred and sixty-six thousand two hundred and ninety-six (29,666,296) are common shares; and (b) thirty-four million one hundred and sixty-five thousand eight hundred and ninety (34,165,890) are class “A” preferred shares;

(iii) TRIUNFO owns one million five hundred and six thousand and sixty (1,506,060) class “A” preferred shares “A” issued by BRASKEM, resulting from the transaction of merger of Ipiranga Petroquímica S.A. (CNPJ No. 88.939.236/0001 -39) into BRASKEM on September 30, 2008;

(iv) the PARTIES intend to carry out a transaction of merger through which BRASKEM will absorb TRIUNFO, with the dissolution of the latter pursuant to law. BRASKEM will generally succeed it in all its rights and obligations, all in accordance with article 227 of Law No. 6404 of December 15, 1976 (“Law 6404/76”); and

(v) the transaction of merger of TRIUNFO into BRASKEM seeks to strengthen the Brazilian petrochemical sector, allowing for the creation of value and increase of competition, and representing an alignment of the PARTIES’ interests.

The PARTIES mutually RESOLVE to enter into this Protocol and Justification of Merger (“Protocol and Justification”), pursuant to articles 224, 225 and 227, of Law 6404/76, and in accordance with the provisions of Ruling No. 319 of the Brazilian Securities Commission (CVM) dated December 3, 1999 (“ICVM 319/99”), pursuant to the following terms and conditions:

CLAUSE ONE – PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists in the merger of TRIUNFO into BRASKEM, with the full conveyance of the net assets of TRIUNFO to BRASKEM (“Transaction” or “Merger”).

1.1.1. As a result of the Transaction, TRIUNFO will be dissolved by operation of law, for all legal purposes and effects, whereupon BRASKEM will generally succeed TRIUNFO in all its rights and obligations, all in accordance with article 227 of Law 6404/76.

1.2. Justification of the Transaction. The Transaction is part of the strategy to reorganize and strengthen the petrochemical industry, and its implementation (i) will increase the competitiveness of the entire production chain of the petrochemical industry in Brazil, leading to a greater capacity of investments in research and development, and strengthening of the plastic industry; (ii) will allow it to move forward in the consolidation of the Brazilian petrochemical segment; and (iii) will permit the exchange of best practices and procedures between the companies.

CLAUSE TWO – NUMBER, TYPE AND CLASS OF SHARES TO BE ATTRIBUTED

2.1. Number, Type and Class of Shares to be Attributed. As a result of the Transaction, 0.210428051882238 of a class “A” preferred share issued by BRASKEM will be attributed to each one (1) common share or class “A” preferred share issued by TRIUNFO (“Replacement Ratio”).

2.2. Determination of the Replacement Ratio. The Replacement Ratio was determined based on the future profitability perspective criterion, in accordance with the economic and financial appraisal previously prepared by Banco Bradesco BBI S/A, enrolled in the CNPJ/MF under No. 06.271.464/0073 -93, with its principal place of business at Av. Paulista 1.450, 8th floor, in the City and State of São Paulo (“Bradesco BBI Economic and Financial Appraisal” and “Bradesco BBI”, respectively).

3. CLAUSE THREE – TRIUNFO NET EQUITY APPRAISAL CRITERIA AND TRANSACTION COSTS

3.1. Equity Appraisal. In compliance with the legal requirements, notably the provisions set out in article 8 of Law 6404/76 and in articles 12 and 13 of ICVM 319/99, the specialized company ACAL Consultoria e Auditoria S/S, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 28.005.734/0001 -82 and registered with CRC/RJ under No. 1.144, with its principal place of business at Av. Rio Branco 181, 18th floor, in the City and State of Rio de Janeiro (“Audit Company”), the responsible technician being Mr. Gelson José Amaro, enrolled with CRC-RJ under No. 049.669/O -4 and in the Individual Taxpayers’ Register (CPF/MF) under No. 339.408.607/78, was chosen to appraise the equity of TRIUNFO. The election and hiring of the Audit Company must be ratified by the shareholders of BRASKEM and TRIUNFO, pursuant to article 227, paragraph one, of Law 6404/76.

3.1.1. TRIUNFO was appraised based on its net equity value, as shown on the financial statements especially prepared on December 31, 2008 (“Base Date”), which were audited by KPMG Auditores Independentes, an independent audit company duly registered with the Brazilian Securities Commission, in accordance with the provisions of articles 12 and 13 of ICVM 319/99.

3.1.2. As established in the appraisal report contained in Exhibit 3.1.2 (“Equity Report”), the net assets of TRIUNFO were appraised, as of the Base Date, at one hundred and seventeen million nine hundred and eighty-nine thousand two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35) .

3.2. Economic and Financial Appraisal (BBI). For the purposes and effects of determining the Replacement Ratio established in Clause 2.1, BRASKEM retained Bradesco BBI to evaluate BRASKEM and TRIUNFO, based on: (i) the future profitability perspectives through the discounted cash flow method; and (ii) methodology of precedent transactions multiples — in relation to IQ Soluções & Química S.A., according to the economic and financial appraisal report contained in Exhibit 3.2 (“BBI Economic Value Report”).

3.2.1. The Economic and Financial Appraisal was carried out based on the financial statements of BRASKEM and TRIUNFO as of December 31, 2008.

3.3. The Equity Report and the BBI Economic Value Report, mentioned in items 3.1 and 3.2 above, shall be submitted to approval of the general meetings of the PARTIES and will serve as support to the Transaction, with the amounts specified therein being subordinated to analysis and approval by the shareholders of BRASKEM and TRIUNFO, pursuant to law.

3.4. Accounting Effects of the Transaction on BRASKEM. According to the accounting appraisal of TRIUNFO, the amount of the net assets of TRIUNFO, which is to be conveyed to BRASKEM, is one hundred and seventeen million nine hundred and eighty-nine thousand two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35) .

3.4.1. The balances of the credit and debit accounts of TRIUNFO will be conveyed to the accounting books of BRASKEM, with the necessary changes.

3.4.2. The assets, rights and obligations of TRIUNFO, to be conveyed to BRASKEM, are those described in the Equity Report of TRIUNFO.

3.5. Treatment of Subsequent Equity Variations. As of the Base Date of the Merger, the equity variations of TRIUNFO that take place until the date of execution of the Transaction, will be fully recorded in the accounting books of TRIUNFO and will be recognized by BRASKEM, as equity in the results of investees.

3.6. Costs of the Transaction. BRASKEM and TRIUNFO estimate that the total cost of the Merger will be to the tune of one million and five hundred thousand reais (R$ 1,500,000.00), including expenses incurred with publications, preparation of appraisal reports and economic and financial appraisals, fees of auditors, appraisers, consultants, lawyers and other related expenses.

CLAUSE FOUR – SHARES OF A COMPANY HELD BY ANOTHER COMPANY, AND TREASURY SHARES

4.1. Treatment Ascribed to BRASKEM Shares held by TRIUNFO. The shares issued by BRASKEM, which are held by TRIUNFO, have been considered in the appraisal of the total net assets to be merged and will be held in treasury by BRASKEM, within the scope of the capital reserve created according to item 5.1 below, there being no adverse effects on TRIUNFO and/or any of its shareholders.

4.2. Treatment Ascribed to the TRIUNFO Shares held by BRASKEM. No TRIUNFO shares are held by BRASKEM.

4.3. Treatment Ascribed to the Treasury Shares. TRIUNFO owns two hundred and thirteen thousand four hundred and ninety-six (213,496) shares in treasury, which were considered in the appraisal of the total net assets to be merged into BRASKEM and will be cancelled after dissolution of TRIUNFO.

CLAUSE FIVE – INCREASE IN THE CAPITAL OF BRASKEM

5.1. Increase in the Subscribed Capital of BRASKEM. In consideration of the merger of the net book assets of Triunfo in the amount of one hundred and seventeen million nine hundred and eighty-nine thousand two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35), Braskem will issue thirteen million three hundred and eighty-seven thousand one hundred and fifty-seven (13,387,157) new class “A” preferred shares, totaling the aggregate issue price of one hundred and seventeen million nine hundred and eighty-nine thousand two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35), it being certain that (i) ninety-seven million three hundred and seventy-eight thousand nine hundred and eleven reais and eighty centavos (R$ 97,378,911.80) will be allocated to the share capital account; and (ii) twenty million six hundred and ten thousand three hundred and seventy-six reais and fifty-five centavos (R$ 20,610,376.55) will be allocated to the capital reserve account, pursuant to article 182, paragraph 1, item “a”, of Law 6404/76.

5.2. Share Capital of BRASKEM after the Transaction. As a result of the aforementioned capital increase, the capital of BRASKEM will amount to five billion four hundred and seventy-three million one hundred and eighty thousand nine hundred and twelve reais and forty-five centavos (R$ 5,473,180,912.45) and will be represented by five hundred and twenty million nine hundred and twenty-eight thousand one hundred and fifty-four (520,928,154) shares, of which one hundred and ninety million four hundred and sixty-two thousand four hundred and forty-six (190,462,446) are common shares, three hundred and twenty-nine million eight hundred and seventy-one thousand eight hundred and ninety (329,871,890) are class “A” preferred shares; and five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares, all registered and without par value. Therefore, article 4 of the bylaws of BRASKEM shall have the following wording:

Article 4 – The share capital amounts to five billion four hundred and seventy-three million one hundred and eighty thousand nine hundred and twelve reais and forty-five centavos (R$ 5,473,180,912.45), divided into five hundred and twenty million nine hundred and twenty-eight thousand one hundred and fifty-four (520,928,154) shares, of which one hundred and ninety million four hundred and sixty-two thousand four hundred and forty-six (190,462,446) are common shares, three hundred and twenty-nine million eight hundred and seventy-one thousand eight hundred and ninety (329,871,890) are class “A” preferred shares; and five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares.”

5.3. The thirteen million three hundred and eighty-seven thousand one hundred and fifty-seven (13,387,157) new class “A” preferred shares issued by BRASKEM, all registered and without par value, shall be subscribed for by the TRIUNFO shareholders entitled to the rights and obligations that make up the net assets to be merged, ratably to their participation in the share capital of TRIUNFO and shall be paid up with such net assets, according to the Replacement Ratio mentioned in Clause 2.1.

CLAUSE SIX – TYPE OF SHARES TO BE DELIVERED TO THE SHAREHOLDERS OF TRIUNFO

6.1. Shares to be delivered to the Shareholders of TRIUNFO. The shareholders that own class “A” preferred shares and common shares of TRIUNFO will receive class “A” preferred shares issued by BRASKEM, ratably to their participation in the capital of TRIUNFO, according to the Replacement Ratio set out in Clause 2.1 above.

CLAUSE SEVEN – RIGHT TO WITHDRAW AND REFUND AMOUNT OF THE SHARES

7.1. Right to Withdraw of the TRIUNFO Shareholders. Since the Bylaws of TRIUNFO do not contemplate withdrawal at economic value, the TRIUNFO shareholders dissenting from the resolution that approves the Transaction based on the appraisal of the book net equity of TRIUNFO, pursuant to the provisions of articles 45 and 137 of Law 6404/76, will be assured the right to withdraw. In relation to BRASKEM, the Transaction will not ascribe to its shareholders the right to withdraw.

7.2. Refund Amount for the TRIUNFO Shareholders. The dissenting shareholders that own shares of TRIUNFO will be entitled to refund for their shares, in the amount of R$ 1.854632473 per share, calculated based on the book net equity of TRIUNFO, established on the basis of the latest balance sheet dated December 31, 2008.

7.2.1. Payment of the respective refund by TRIUNFO will depend on the implementation of the Transaction, as provided for in article 230 of Law 6404/76, and shall be made after the end of the legal term for exercise of the right to withdraw. Refund of the amount of the shares will only be assured in relation to the shares provably held by the shareholder on the date of publication of the first call notice for the General Meeting that will resolve on the Transaction or of publication of the relevant fact dealing with the Transaction, whichever occurs first, pursuant to article 137 of Law 6404/76.

CLAUSE EIGHT – COGNIZANCE TO THE BOARD OF DIRECTORS AND THE FISCAL BOARD AND APPROVAL BY THE GENERAL MEETINGS OF SHAREHOLDERS OF BRASKEM AND TRIUNFO

8.1 Board of Directors and Fiscal Board. In accordance with the determinations of article 163, item III, of Law 6404/76, the respective Fiscal Boards of BRASKEM and TRIUNFO shall express themselves on the Transaction, and the respective Boards of Directors of BRASKEM and TRIUNFO shall also take cognizance of such Transaction and, pursuant to article 142, item IV, of Law 6404/76, shall convene the Extraordinary General Meetings that will resolve on the Transaction.

8.2. General Meetings of Shareholders. The respective Extraordinary General Meetings of the shareholders of BRASKEM and TRIUNFO will be called with regard to implementation of the Transaction.

CLAUSE NINE – GENERAL PROVISIONS

9.1 Succession as to Rights and Obligations. After implementation of the Transaction, BRASKEM will absorb the assets, rights and assets previously held by TRIUNFO, as well as it will succeed TRIUNFO as regards all its obligations, according to the provisions of article 227 of Law 6404/76, whereupon TRIUNFO will be dissolved for all legal purposes and effects.

9.2 Documents Available to the Shareholders. With due regard for article 3 of ICVM 319/99, all the documents mentioned in this Protocol and Justification will be available to the shareholders of BRASKEM and TRIUNFO as of this date, and may be consulted at the following addresses: (a) the shareholders of BRASKEM, at the principal place of business (as informed in the preamble of this instrument) and on the website of Braskem (www.braskem.com.bri), at the Brazilian Securities Commission - CVM, and at the State of São Paulo Stock Exchange – BOVESPA, and (b) the shareholders of TRIUNFO, at the principal place of business (as informed in the preamble of this instrument) and on the website of TRIUNFO (www.ptriunfo.com.br).

9.3 Notice on the Transaction to the Authorities. The Transaction has already been duly informed to the Brazilian antitrust authorities (Economic Monitoring Office – SEAE, Economic Law Office – SDE, and Administrative Council for Economic Defense – CADE).

9.4 Annotations and Registrations regarding the Merger. After filing of the documents approving the Transaction with the proper Commercial Registries, the BRASKEM management will arrange for all necessary annotations and registrations regarding the Transaction to be obtained, including and especially before the federal, state and municipal agencies and other competent registries and agencies, for purposes of transferring thereto the enrollments, books, records and other documents of TRIUNFO, pursuant to applicable law.

9.4.1 To avoid interruption of the activities and operations, these activities and operations will be provisionally conducted in the name of TRIUNFO, including the use of the corporate and tax documents, until the procedures in item 9.4 above can be formalized.

9.5. Participation in the Profits for the Year 2009. The shares to be issued by BRASKEM as a result of the Transaction will be entitled to all of the dividends and interest on net equity that may be declared by BRASKEM as of the date of issue of such shares.

9.6. Actions under Dispute. As guarantee for the discussions conducted with regard to Case 10500819983 pending before the 3rd Lower Civil Court of Porto Alegre/RS, five hundred and seventy-nine thousand and fifty-two (579,052) class “A” preferred shares issued by Braskem, which, according to the Replacement Ratio set out in Clause 2.1 above, correspond to two million seven hundred and fifty-one thousand seven hundred and eighty-five (2,751,785) shares issued by TRIUNFO, shall be reserved for and pledged before the depositary institution for the shares issued by BRASKEM. This will be the maximum number of shares under legal dispute. The maximum number of shares of TRIUNFO under dispute was calculated based on the expert report already produced in the case records of such lawsuit.

9.7. Survival of Valid Clauses. If any clause, provision, term or condition of this Protocol and Justification is deemed to be invalid, the other clauses, provisions, terms and conditions not affected by such invalid provision shall remain unchanged.

9.8. Courts. The parties elect the central courts of the Judicial District of Camaçari, State of Bahia to settle all matters arising out of this Protocol and Justification, to the exclusion of any other courts however privileged they might be.

IN WITNESS WHEREOF, the parties sign this Protocol and Justification in two (2) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

São Paulo, April 07, 2009

BRASKEM S.A.	PETROQUÍMICA TRIUNFO S.A.

Witnesses:
___________________________________________	___________________________________________
Name:	Name:
RG:	RG:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.